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Brad Miller

President & Owner at AdvanTec Global Innovations

Canada

Message

AdvanTec Global Innovations

 British Columbia Institute of Technology

 See contact info

 139 connections

Experience

President & Owner
AdvanTec Global Innovations
1991 – Present · 28 yrs
Vancouver, Canada Area

 **President**
IMW Industries Ltd.
2001 – 2010 · 9 yrs

Education

 **British Columbia Institute of Technology**
diploma, Mechanical engineering
1984 – 1986

Interests

 **British Columbia Institute of Tec...**
126,252 followers

 **HC Piper**
652 followers

Clean Energy Compression
3,105 followers

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